Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the nine months ended September 30, 2019 and 2020. This section should be read in conjunction with our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2019 and 2020 and related notes thereto, or the Unaudited Condensed Consolidated Financial Statements, included as Exhibit 99.1 to the report on Form 6-K to which this discussion is included. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2019, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2019, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to CooTek (Cayman) Inc., its subsidiaries and its consolidated affiliated entities, as the context requires; all references to "VIEs" refer to Shanghai Chubao (CooTek) Information Technology Co., Ltd., Shanghai Hanxiang (CooTek) Information Technology Co., Ltd. and two other domestic companies; all references to “DAUs” refer to the number of active users of our products during a given day; and all references to “MAUs” refer to the number of active users of our products during a given month. For each individual product, we treat each mobile device on which at least one of the following actions is taken during a given day or month as one active user for that day or month: (1) activating or launching such product, (2) logging in with the user account for such product, or (3) any other actions that result in a successful network access to our services through such product. The DAUs of multiple products during a given day is the sum of active users of each such product for that day, and the MAUs of multiple products during a given month is the sum of active users of each such product for that month. "Average daily reading time" for any day is calculated by dividing (1) the sum of time spent on reading books on our Fengdu Novel for such day, by (2) the number of Fengdu Novel users who spent time on reading books for such day. "Average daily reading time" for any month is calculated by dividing (1) the sum of average daily reading time for each day in such month, by (2) the number of days in such month.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Key Operating Metrics

We regularly review several key operating metrics to evaluate our business and measure our performance.

Average DAUs of our portfolio products were 27.7 million in September 2020, representing a 16% increase from 23.9 million in September 2019. Our portfolio products mainly focus on three categories: online literature, scenario-based content apps and casual games. Average DAUs of our online literature were 10.0 million in September 2020, representing a significant increase from 2.0 million in September 2019. The key product of our online literature apps is Fengdu Novel (originally known as Crazy Reading Novel). The average daily reading time of Fengdu Novel’s users was approximately 130 minutes in September 2020.

Average DAUs and MAUs of our TouchPal Smart Input were 130.0 million and 169.4 million, respectively, in September 2020.

The following table sets forth the average DAUs and MAUs of our portfolio products with the average DAUs and MAUs of online literature separately presented for each of the months indicated.

	For the Month Ended,
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 30, 2020	Jun 30, 2020	Sep 30, 2020

	(in millions)
Portfolio Products
DAUs	23.1	27.6	23.9	24.7	25.2	23.9	27.7
MAUs	59.8	65.1	67.5	74.6	89.2	83.5	94.8

Including:
Online Literature
DAUs	0.3	0.3	2.0	4.8	7.3	8.1	10.0
MAUs	0.9	1.6	11.0	19.3	29.1	28.4	29.5

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive loss, both in absolute amount and as a percentage of our net revenues, for the periods indicated. This information has been derived from and should be read together with our Unaudited Condensed Consolidated Financial Statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Nine Months Ended September 30,
	2019		2020
	US$	%	US$	%
Net revenues:
Advertising revenue	106,575,374	97.9%	337,037,822	99.4%
Other revenue	2,324,105	2.1%	2,027,633	0.6%
Total net revenues	108,899,479	100.0%	339,065,455	100.0%
Cost of revenues(1)	(11,435,005)	(10.5)%	(17,056,483)	(5.0)%
Gross profit	97,464,474	89.5%	322,008,972	95.0%
Operating expenses:
Sales and marketing expenses(1)	(93,533,363)	(85.9)%	(316,276,383)	(93.3)%
Research and development expenses(1)	(21,197,631)	(19.5)%	(23,153,735)	(6.8)%
General and administrative expenses(1)	(13,504,075)	(12.4)%	(11,144,938)	(3.3)%
Other operating income (loss), net	228,302	0.2%	(227,540)	(0.1)%

Total operating expenses	(128,006,767)	(117.6)%	(350,802,596)	(103.5)%
Loss from operation	(30,542,293)	(28.1)%	(28,793,624)	(8.5)%
Interest income, net	708,370	0.7%	227,348	0.1%
Foreign exchange losses, net	(364,545)	(0.3)%	(13,505)	0.0%
Loss before income taxes	(30,198,468)	(27.7)%	(28,579,781)	(8.4)%
Income tax expense	(1,714)	0.0%	(3,200)	0.0%
Net loss	(30,200,182)	(27.7)%	(28,582,981)	(8.4)%
Net loss per ordinary share:
Basic	(0.01)		(0.01)
Diluted	(0.01)		(0.01)
Weighted average shares used in calculating net loss per ordinary share:
Basic	3,163,501,054		3,086,630,271
Diluted	3,163,501,054		3,086,630,271

(1)	Share-based compensation was allocated in costs of revenues and operating expenses as follows.

	For the Nine Months Ended September 30,
	2019	2020
	US$	US$

Cost of revenues	65,858	198,402
Sales and marketing expense	151,444	168,727
Research and development expenses	2,564,606	2,157,990
General and administrative expenses	434,790	1,281,380
Total	3,216,698	3,806,499

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2020

Net Revenues. Our net revenues increased significantly from US$108.9 million in the nine months ended September 30, 2019 to US$339.1 million in the nine months ended September 30, 2020, primarily due to an increase in mobile advertising revenue.

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Mobile Advertising Revenue. Our mobile advertising revenue increased significantly from US$106.6 million in the nine months ended September 30, 2019 to US$337.0 million in the nine months ended September 30, 2020. The increase was driven primarily by our strategic transition to the content-rich portfolio products offering and entertainment content ecosystem which have contributed to the increases in our user base and number of our portfolio products. Fengdu Novel, our key product in China, ranked third in terms of MAUs in free online literature market in China according to Quest Mobile, a professional business intelligence services provider in China’s mobile internet market. Our portfolio products contributed approximately 99% of our total net revenues in the nine months ended September 30, 2020,compared to approximately 77% in the nine months ended September 30, 2019. Among our portfolio products, online literature accounted for approximately 35% of our total net revenues in the nine months ended September 30, 2020, scenario-based content apps accounted for approximately 24%, and casual games accounted for approximately 40%.

•

Other Revenues. We generate other revenues through cloud call business, licensing of our TouchPal Smart Input and membership fee from the users. Our other revenues decreased by 12.8% from US$2.3 million in the nine months ended September 30, 2019 to US$2.0 million in the nine months ended September 30, 2020, primarily due to the decrease in cloud call business as a result of our shift in business focus to portfolio products.

Cost of Revenues. Our cost of revenues increased by 49.2% from US$11.4 million in the nine months ended September 30, 2019 to US$17.1 million in the nine months ended September 30, 2020,

primarily due to an increase in our content costs paid to freelancers and third-party content distributors and IT infrastructure, bandwidth and server costs and maintenance costs, all of which were generally in line with our continuous business growth, and partially offset by a decrease in VoIP-related expenses.

Gross Profit. As a result of the foregoing, our gross profit increased significantly from US$97.5 million in the nine months ended September 30, 2019 to US$322.0 million in the nine months ended September 30, 2020, primarily due to the rise in revenues.

Operating Expenses. Our total operating expenses increased significantly from US$128.0 million in the nine months ended September 30, 2019 to US$350.8 million in the nine months ended September 30, 2020.

•

Sales and marketing expenses. Our sales and marketing expenses increased significantly from US$93.5 million in the nine months ended September 30, 2019 to US$316.3 million in the nine months ended September 30, 2020, primarily due to increased investment in user acquisition in connection with our continuous efforts to grow the user base.

•

Research and development expenses. Our research and development expenses increased by 9.2% from US$21.2 million in the nine months ended September 30, 2019 to US$23.2 million in the nine months ended September 30, 2020, primarily due to an increase in costs associated with technology R&D staff and share-based compensation expenses which reflected our continuous efforts in improving our big data analytics and expand our product offerings.

•

General and administrative expenses. Our general and administrative expenses decreased by 17.5% from US$13.5 million in the nine months ended September 30, 2019 to US$11.1 million in the nine months ended September 30, 2020, primarily due to the decrease in bad debt provision.

•

Other operating income/ loss, net. We recorded other operating loss, net of US$0.2 million in the nine months ended September 30, 2020, which primarily consisted of government subsidies of US$1.7 million, compensation payment of US$1.6 million to victims of alleged misconducts of certain third-party advertisers perpetrated on our platform that we deposited to an escrow account controlled by a local authority conducting investigation on the advertisers and contingent liabilities for intellectual property infringement and unfair competition lawsuits during the ordinary course of business. We recorded other operating income, net of US$0.2 million in the nine months ended September 30, 2019, which, primarily consisted of government subsidies of US$0.3 million and contingent liabilities for intellectual property infringement lawsuit during the ordinary course of business.

Loss from operations. As a result of the foregoing, we recorded loss from operations of US$30.5 million and US$28.8 million in the nine months ended September 30, 2019 and 2020, respectively.

Interest income, net. We had interest income of US$0.7 million and US$0.2 million in the nine months ended September 30, 2019 and 2020, respectively. Interest income represents interest earned on our cash, cash equivalents and restricted cash, net of the interest expenses primarily related to our bank borrowings.

Foreign exchange losses, net. We incurred foreign exchange losses of US$0.4 million and US$13,505 in the nine months ended September 30, 2019 and 2020, respectively, which primarily represents costs incurred on foreign exchange conversion.

Income tax expense. We recorded income tax expense of US$1,714 and US$3,200 in the nine months ended September 30, 2019 and 2020, respectively.

Net loss. As a result of the foregoing, we recorded net loss of US$30.2 million and US$28.6 million in the nine months ended September 30, 2019 and 2020, respectively.

Liquidity and Capital Resources

Historically, we have financed our operations primarily through funding from private issuances of preferred shares, loans from commercial banks and our initial public offering. As of September 30, 2019 and 2020, we had US$56.3 million and US$61.0 million in cash, cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist of cash on hand, demand deposits and floating rate financial instruments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. Our restricted cash represents amounts held in our bank account as guarantee deposit for payments processing services provided by the bank and amounts held in our bank accounts which were frozen by the PRC local authority in connection with an ongoing investigation of alleged misconducts of third-party advertisers conducted on our advertising platform. As of December 11, 2020, US$20.9 million out of total US$49.7 million bank balance was frozen and not available for use due to the ongoing investigation. We are still in the process of cooperating with the relevant authority on such investigation and expect the funds to be released upon the completion of such investigation, the timing of which is out of our control.

We had net loss of US$30.2 million and negative cash flows from operations of US$18.9 million for the nine months ended September 30, 2019. We had net loss of US$28.6 million and positive cash flows from operations of US$6.0 million for the nine months ended September 30, 2020. We had positive working capital, which equals the result of current assets minus current liabilities, of US$41.3 million as of September 30, 2019 and negative working capital of US$3.4 million as of September 30, 2020.

The total outstanding balance of our short-term bank borrowings as of September 30, 2020 was US$14.8 million. We have entered into the following short-term loan transactions, and fully utilized the credit facilities as of September 30, 2020.

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We entered into a credit facility agreement with a commercial bank initially in July 2016, which was renewed in October 2019 and further renewed in June 2020, under which agreement we can borrow up to US$11.0 million to be collateralized by our accounts receivable by June 2021. The loan contains maximum quarterly net loss as financial covenants which we failed to fulfill as of September 30, 2020. We are negotiating a waiver of the financial covenant with the bank.

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We entered into a credit facility agreement with a commercial bank initially in July 2018, which was renewed in October 2019 and further renewed in June 2020, under which agreement we can borrow up to US$4.0 million to be collateralized by our accounts receivable by June 2021. The loan contains maximum quarterly net loss as financial covenants which we failed to fulfill as of September 30, 2020. We are negotiating a waiver of the financial covenant with the bank.

If we are not able to obtain the waiver, the short-term bank borrowings are subject to acceleration under the terms of the borrowing agreements.

While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, we are negotiating for the waiver of the financial covenants with the bank, and historically, we have renewed or rolled over most of our short-term bank loans upon the maturity of such loans and believe we will continue to be able to do so. Meanwhile, we will seek additional credit facility with more financing banks. Additionally, we continue to monitor the daily expenditure regarding matters such as launching new products or upgrading existing products for experimental features, investing in R&D and IT infrastructure, spending in user acquisition and marketing expenses and determine the future business development plan when the necessary financial resources are available.

We believe that our current cash, cash equivalents and restricted cash, the available credit under our existing credit facilities, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional capital for business expansion in the future.

As of September 30, 2020, 71% of our cash, cash equivalents and restricted cash were held in China, among which 60% were held by our VIEs and denominated in Renminbi. Most of the remaining cash and cash equivalents we held as of September 30, 2020 were held in Hong Kong and mainly denominated in Hong Kong dollars and U.S. dollars. Although we consolidate the results of our VIEs, we only have access to the assets or earnings of our VIEs through our contractual arrangements with our VIEs and their shareholders.

To utilize the proceeds we received from our initial and any subsequent public offerings, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered with SAFE and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

A portion of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Nine Months Ended September 30,
	2019	2020
	US$	US$
Net cash (used in)/ provided by operating activities	(18,899,694)	5,969,252
Net cash used in investing activities	(4,097,269)	(2,362,367)
Net cash used in financing activities	(5,232,595)	(2,937,138)
Net increase/ (decrease) in cash, cash equivalents, and restricted cash	(28,229,558)	669,747
Cash, cash equivalents, and restricted cash at the beginning of the period	84,859,915	59,966,031
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(360,608)	375,805
Cash, cash equivalents, and restricted cash at the end of the period	56,269,749	61,011,583

Operating Activities

Net cash provided by operating activities in the nine months ended September 30, 2020 was US$6.0 million, as compared to net loss of US$28.6 million in the same period. The difference was primarily due to the increase of US$26.9 million in accounts payable during the nine months ended September 30, 2020, driven primarily by the increase of our user acquisition costs. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities primarily consisted of (1) US$3.8 million in share-based compensation expenses, (2) US$2.7 million in depreciation expenses, and (3) US$0.3 million in provision for allowance of doubtful accounts.

Net cash used in operating activities in the nine months ended September 30, 2019 was US$18.9 million, as compared to net loss of US$30.2 million in the same period. The difference was primarily due to the non-cash items, which primarily consisted of (1) US$4.7 million in provision for allowance of doubtful accounts, (2) US$3.2 million in share-based compensation expenses, and (3) US$2.1 million in depreciation expenses.

Investing Activities

Net cash used in investing activities in the nine months ended September 30, 2020 was US$2.4 million, primarily due to purchase of property, plant and equipment of US$2.2 million and purchases of long-term investments of US$0.1 million.

Net cash used in investing activities in the nine months ended September 30, 2019 was US$4.1 million, primarily due to purchase of property, plant and equipment of US$4.1 million.

Financing Activities

Net cash used in financing activities in the nine months ended September 30, 2020 was US$2.9 million, primarily due to payment of share repurchase of US$8.1 million and partially offset by the aggregate effect of proceeds from and repayment of bank borrowings of US$5.7 million.

Net cash used in financing activities in the nine months ended September 30, 2019 was US$5.2 million, primarily due to payment of share repurchase of US$9.7 million, and payment of issuance costs for the initial public offering of US$0.8 million and partially offset by proceeds from bank borrowings of US$5.0 million.

Capital Expenditures

We made capital expenditures of US$2.2 million and US$4.1 million in the nine months ended September 30, 2019 and 2020, respectively. In these periods, our capital expenditures were mainly used for purchases equipment, including servers and other IT equipment. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cautionary Statement Regarding Forward Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

•	our mission and strategies;
•	our future business development, financial conditions and results of operations;
•	the expected growth of the mobile internet industry and mobile advertising industry;
•	the expected growth of mobile advertising;
•	our expectations regarding demand for and market acceptance of our products and services;
•	competition in our industry; and
•	relevant government policies and regulations relating to our industry.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this Report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.